

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2023

Yajing Chen
Chief Financial Officer
Zai Lab Ltd
4560 Jinke Road
Bldg. 1, Fourth Floor
Pudong, Shanghai, China 201210

      Re: Zai Lab Ltd
          Form 10-K for Fiscal Year Ended December 31, 2022
          Response dated September 20, 2023
          File No. 001-38205

Dear Yajing Chen:

We have reviewed your September 20, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 13, 2023 letter.

Form 10-K for Fiscal Year Ended December 31, 2022

General

1. We note your response to prior comment 1 and continue to believe that you should provide the documentation required by Item 9C of Form 10-K. Additionally, please amend your Form 10-K to provide the disclosures required under Item 9C(b) of Form 10-K. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.

Please contact Jennifer Gowetski at 202-551-3401 or Andrew Mew at 202-551-3377 with any other questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Aslynn Hogue